UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TALEO CORPORATION

(Name of Issuer)

Class A Common Stock, $0.00001 par value

(Title of Class of Securities)

87424N104

(CUSIP Number)

Gaylord Macnack

Flevolaan 41A

1411 KC NAARDEN

P.O. Box 5081

1410 AB NAARDEN

The Netherlands

+31 35 695 9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Alex Bafi, Esq.

Herbert Smith LLP

Exchange House

Primrose Street

London EC2A 2HS

United Kingdom

+44 20 7374 8000

January 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stichting Administratiekantoor Talpa Beheer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,123,162 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,123,162 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The Reporting Persons own 1,123,162 shares of Class A Common Stock of Taleo Corporation.

(2) The calculation of the foregoing percentage is based on 21,822,015 shares of Class A Common Stock of Taleo Corporation outstanding as of October 31, 2006, as reported on the issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Beheer BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,123,162 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,123,162 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 1,123,162 shares of Class A Common Stock of Taleo Corporation.

(2) The calculation of the foregoing percentage is based on 21,822,015 shares of Class A Common Stock of Taleo Corporation outstanding as of October 31, 2006, as reported on the issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Talpa Capital Holding BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,123,162 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,123,162 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 1,123,162 shares of Class A Common Stock of Taleo Corporation.

(2) The calculation of the foregoing percentage is based on 21,822,015 shares of Class A Common Stock of Taleo Corporation outstanding as of October 31, 2006, as reported on the issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,123,162 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,123,162 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 1,123,162 shares of Class A Common Stock of Taleo Corporation.

(2) The calculation of the foregoing percentage is based on 21,822,015 shares of Class A Common Stock of Taleo Corporation outstanding as of October 31, 2006, as reported on the issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Investments GP I BV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,123,162 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,123,162 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 1,123,162 shares of Class A Common Stock of Taleo Corporation.

(2) The calculation of the foregoing percentage is based on 21,822,015 shares of Class A Common Stock of Taleo Corporation outstanding as of October 31, 2006, as reported on the issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cyrte Fund I CV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,123,162 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,123,162 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) The Reporting Persons own 1,123,162 shares of Class A Common Stock of Taleo Corporation.

(2) The calculation of the foregoing percentage is based on 21,822,015 shares of Class A Common Stock of Taleo Corporation outstanding as of October 31, 2006, as reported on the issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 87424N104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johannes Hendrikus Hubert de Mol

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,123,162 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,123,162 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,123,162

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.15% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Persons own 1,123,162 shares of Class A Common Stock of Taleo Corporation.

(2) The calculation of the foregoing percentage is based on 21,822,015 shares of Class A Common Stock of Taleo Corporation outstanding as of October 31, 2006, as reported on the issuer’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to 1,123,162 shares of Class A Common Stock, par value $0.00001 per share (the “Shares”), of Taleo Corporation (the “Company”).  The Company’s principal offices are located at 4140 Dublin Boulevard, Suite 400, Dublin, California 94568.

Item 2.	Identity and Background

(a), (b) and (c) This Statement is being filed jointly by (i) Stichting Administratiekantoor Talpa Beheer (“Stichting”), a foundation organized under the laws of The Netherlands, (ii) Talpa Beheer BV (“Talpa”), a corporation organized under the laws of The Netherlands, (iii) Talpa Capital Holding BV (“Talpa Capital Holding”), a corporation organized under the laws of The Netherlands, (iv) Cyrte Investments BV (“Cyrte Investments”), a corporation organized under the laws of The Netherlands,  (v) Cyrte Investments GP I BV (“Cyrte Investments GP”), a corporation organized under the laws of The Netherlands, (vi) Cyrte Fund I CV (“Cyrte Fund”), a limited partnership organized under the laws of The Netherlands and (vii) Johannes Hendrikus Hubert de Mol (collectively, the “Reporting Persons”).

Stichting owns all of the outstanding capital stock of Talpa.  Talpa has a 55% ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund.  Talpa Capital Holding has a 75% ownership interest in Cyrte Investments, manager of the investment portfolio held by Talpa and owner of all of the outstanding capital stock of Cyrte Investments GP.  Cyrte Investments GP is the general partner of Cyrte Fund.  Mr. de Mol is the sole director of Talpa and F.J. Botman is the sole director of Talpa Capital Holding and Cyrte Investments.

The business address of Stichting, Talpa and Mr. de Mol is Burgemeester A. Colijnweg 2, 1182 AL Amstelveen, The Netherlands. The business address of Talpa Capital Holding, Cyrte Investments, Cyrte Investments GP, Cyrte Fund and Mr. Botman is Flevolaan 41A, 411 KC Naarden, P.O. Box 5081, 1401 AB Naarden, The Netherlands.

The principal activity of Stichting is to hold and administer the shares in the capital of Talpa for the benefit of the holders of depositary receipts issued by Stichting and to exercise the voting rights attached to such shares. One of the principal occupations of Mr. de Mol, a media entrepreneur, is to direct the activities of Talpa and other interests including Talpa Media Holding NV (“Talpa Media”).  The principal business of Talpa Media is the conduct of media activities including television and radio production in The Netherlands and the principal business address of Talpa Media is Zevenend 45-4, 1251 RL Laren, The Netherlands.  The principal business of Talpa is investment management.  Talpa Capital Holding is a holding company; its principal business is solely to hold shares in Cyrte Investments.  The principal business of Cyrte Investments is investment management.  Cyrte Investments GP’s principal business is to act as the general partner of Cyrte Fund.  Cyrte Fund is an investment fund; its principal business is to invest in listed and non-listed equity securities in the technology, media and telecommunication sectors.  Mr. Botman’s principal occupation is to act as director of Talpa Capital Holding and Cyrte Investments.

(d) During the last five years, the Reporting Persons and Mr. Botman have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Persons and Mr. Botman have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. de Mol and Botman are citizens of The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

Cyrte Fund obtained the funds to purchase the Shares from capital contributions made to its working capital by its limited partners, including Talpa.  The total amount of funds used for the acquisition of the 1,123,162 Shares owned by the Reporting Persons was $11,467,055.

Item 4.	Purpose of Transaction

The Reporting Persons are acquiring the Shares of the Company for investment purposes.  The Reporting Persons intend to assess their investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may acquire additional shares in the Company, or dispose of all or part of the shares of the Company, in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.  The Reporting Persons may engage in communications from time to time with one or more stockholders, officers or directors of the Company regarding the Company’s operating performance, strategic direction or other matters that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, none of the Reporting Persons has any present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons will, however, continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

Item 5.	Interest in Securities of the Issuer

(a) and (b) According to the Company’s quarterly report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission on November 14, 2006, there were 21,822,015 Shares outstanding as of October 31, 2006.  Cyrte Investments GP directly owns 1,123,162 shares of Class A Common Stock of the Company, representing 5.15% of the Company’s Class A Common Stock outstanding as of October 31, 2006.  None of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol directly own any shares of the Company’s Class A Common Stock.  However each of Stichting, Talpa, Talpa Capital Holding, Cyrte Investments, Cyrte Fund and Mr. de Mol and may be deemed to be beneficial owners, as well as share the power to vote and dispose, of the Company’s Class A Common Stock directly owned by Cyrte Investments GP by virtue of the fact that: Stichting owns all of the outstanding capital stock of Talpa; Mr. de Mol is the sole director of Talpa, an entity which has a 55% ownership interest in Talpa Capital Holding and is a limited partner of Cyrte Fund; Talpa Capital Holding has a 75% ownership interest in Cyrte Investments; Cyrte Investments is the manager of the investment portfolio held by Talpa and owns all of the outstanding capital stock of Cyrte Investments GP; and Cyrte Investments GP is the general partner of Cyrte Fund.

(c) During the past 60 days, Cyrte Investments GP has acquired Shares in the transactions described in Schedule I attached hereto, which is incorporated herein by reference.

(d) F.J. Botman Holding BV, as a minority shareholder of Talpa Capital Holding, and NIBC Investments Management NV, as a minority shareholder of Cyrte Investments, will have the right to receive dividends from, or proceeds from the sale of, Shares owned by the Reporting Persons.

(e) Not applicable.

Except for the transactions described in this Statement, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any of the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 99.1

Agreement of Joint Filing among Stichting Administratiekantoor Talpa Beheer, Talpa Beheer BV, Talpa Capital Holding BV, Cyrte Investments BV, Cyrte Investments GP I BV, Cyrte Fund I CV and Johannes Hendrikus Hubert de Mol dated as of January 19, 2007.

Exhibit 99.2	Powers of Attorney dated as of July 30, 2006, August 3, 2006 and January 18, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
January 19, 2007
Signature
/s/ Gaylord Macnack
Stichting Administratiekantoor Talpa Beheer, by Gaylord Macnack, attorney-in-fact*

Date
January 19, 2007
Signature
/s/ Gaylord Macnack
Talpa Beheer BV, by Gaylord Macnack, attorney-in-fact*

Date
January 19, 2007
Signature
/s/ Gaylord Macnack
Talpa Capital Holding BV, by Gaylord Macnack, attorney-in-fact*

Date
January 19, 2007
Signature
/s/ Gaylord Macnack
Cyrte Investments BV, by Gaylord Macnack, attorney-in-fact*

Date
January 19, 2007
Signature
/s/ Gaylord Macnack
Cyrte Investments GP I BV, by Gaylord Macnack, attorney-in-fact*

Date
January 19, 2007
Signature
/s/ Gaylord Macnack
Cyrte Fund I CV, by Gaylord Macnack, attorney-in-fact*

Date
January 19, 2007
Signature
/s/ Gaylord Macnack
Johannes Hendrikus Hubert de Mol, by Gaylord Macnack, attorney-in-fact*

* Signed pursuant to powers of attorney, dated July 30, 2006, August 3, 2006 and January 18, 2007, included as Exhibit 99.2 to this statement on Schedule 13D filed with the Securities and Exchange Commission.

SCHEDULE I

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

All of the Shares of the Company acquired as described in the table below were acquired by Cyrte Investments GP in open market transactions.

Trade Date	Shares Acquired	Shares Price (USD)
January 05, 2007	42,800	12.91
January 08, 2007	27,000	12.74
January 09, 2007	32,800	12.16